UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

AvidXchange Holdings, Inc.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

05368X102

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05368X102	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Mastercard Incorporated
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware (United States)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 12,395,096 Shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 12,395,096 Shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,395,096 Shares (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.33% (2)
12	TYPE OF REPORTING PERSON CO

(1) Represents (i) 163,224 shares of common stock and (ii) 12,231,872 shares of common stock issuable upon the deemed conversion of shares of series F preferred stock held by Mastercard Investment Holdings, Inc., or Mastercard Investment Holdings. Mastercard Investment Holdings is an indirect wholly owned subsidiary of Mastercard Incorporated and may be deemed to have shared voting and dispositive power over the shares held by Mastercard Investment Holdings.

(2) This percentage is calculated based on 195,770,219 shares of common stock outstanding as of October 14, 2021, as reported in the Issuer’s Prospectus filed on October 14, 2021.

CUSIP No. 05368X102	13G	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON Mastercard Investment Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware (United States)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 12,395,096 Shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 12,395,096 Shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,395,096 Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.33%
12	TYPE OF REPORTING PERSON CO

Item 1(a).	Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is AvidXchange Holdings, Inc. (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at 1210 AvidXchange Lane, Charlotte, NC 28206.

CUSIP No. 05368X102	13G	Page 4 of 5 Pages

Item 2(a).	Name of Persons Filing

(i) Mastercard Incorporated (“Mastercard”); and (ii) Mastercard Investment Holdings, Inc. (“Mastercard Investment Holdings”), and together with Mastercard, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if none, Residence

The business address of the Reporting Persons is 2000 Purchase Street, Purchase, New York 10577.

Item 2(c).	Citizenship

Each of the Reporting Persons are corporations organized under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G relates is common stock, par value $0.001 per share (the “Common Stock”).

Item 2(e).	CUSIP Number

The CUSIP number of the Company’s Common Stock is 05368X102.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Item 4(a).	Amount beneficially owned

As of October 14, 2021, Mastercard Investment Holdings beneficially owns 12,395,096 shares of the Company’s Common Stock.

Item 4(b).	Percent of Class

Each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of shares listed on such Reporting Person’s cover page. Calculations of the percentage of shares beneficially owned assume 195,770,219 shares of Class A common stock outstanding as of October 14, 2021, as reported in the Issuer’s Prospectus filed on October 14, 2021.

Item 4(c).	Number of shares as to which such person has:

Mastercard Incorporated

(i)	sole power to vote or to direct the vote: 12,395,096

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 12,395,096

(iv)	shared power to dispose or to direct the disposition of: 0

Mastercard Investment Holdings, Inc.

(i)	sole power to vote or to direct the vote: 12,395,096

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 12,395,096

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

CUSIP No. 05368X102	13G	Page 5 of 5 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 8, 2022

Mastercard Incorporated

By:	/s/ Janet McGinness
Name:	Janet McGinness
Title:	Corporate Secretary

Mastercard Investment Holdings, Inc.

By:	/s/ Craig Brown
Name:	Craig Brown
Title:	Assistant Secretary